September 17, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549-6010
Attn: Jeffrey P. Riedler - Assistant Director

     RE: Tenaya Acquisitions Company Rule 477 Application for Withdrawal of Registration Statement (File No. 333-189900)

Dear Mr. Riedler;

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), Tenaya Acquisitions Company (the "Company") hereby respectfully requests and applies for immediate withdrawal by the U.S. Securities and Exchange Commission ("SEC") of its Post-Effective Amendment Registration Statement on Form S-1 (File No. 333-199900) (the "Registration Statement"). The Registration Statement was originally filed with the Commission on July 12, 2013 and the Post-Effective Amendment Registration Statement was filed on March 18, 2015.

     The Company requests withdrawal of the Post-Effective Amendment Registration Statement as the Board of Directors has determined not to proceed with the offering.

     No securities have been sold pursuant to the Registration Statement.

     Please forward copies of the order consenting to the withdrawal of the Registration Statement to Harold P. Gewerter, Esq. of Gewerter & Dowling via facsimile at (702) 382-1759 or email at harold@gewerterdowling.com.

     If you have any questions regarding this application for withdrawal, please call Harold P. Gewerter, Esq., the Company's counsel at (702) 382-1714.

Very truly yours,


/s/ Brian Blaszczak
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Brian Blaszczak
President, Tenaya Acquisitions Company